

May 4, 2026

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Pacer Funds Trust
        Issuer CIK: 0001616668
        Issuer File Number: 333-201530/811-23024
        Form Type: 8-A12B
        Filing Date: May 4, 2026

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of Pacer S&P 500 3AI Top 100 ETF and Pacer S&P World 3AI Top 300 ETF under the Exchange Act of 1934.

Sincerely,

Bianca Stodden

Bianca Stodden
Senior Analyst, Listing Qualifications